Exhibit 99.3

#770 – 800 West Pender Street Vancouver, BC V6C 2B5 P: 604-630-1399 F: 604-681-0894

MAG Silver Corp. May 15, 2012
For Immediate Release NR#12-05

MAG SILVER REPORTS FIRST QUARTER FINANCIAL RESULTS

Vancouver, B.C. MAG Silver Corp. (TSX: MAG; NYSE MKT: MVG) (“MAG” or the “Company”) announces the Company’s unaudited financial results for the three months ended March 31, 2012.  For complete details of the first quarter unaudited Condensed Interim Consolidated Financial Statements and related Management’s Discussion and Analysis, please see the Company’s filings on SEDAR (www.sedar.com) or on EDGAR (www.sec.gov).  All amounts herein are reported in United States dollars unless otherwise specified.

At March 31, 2012, the Company had working capital of $20,244,060, including cash on hand of $21,776,226.  The primary use of cash during the three months ended March 31, 2012 was for exploration and evaluation expenditures totaling $2,145,769 (March 31, 2011: $2,066,449), and the Company also expended on its own account and through advances to Minera Juanicipio, S.A. de C.V. (“Minera Juanicipio”) $1,127,156 (March 31, 2011: $160,775) on the Juanicipio property.

The Company’s net loss for the three months ended March 31, 2012 amounted to $754,371 (2011: $1,451,582).  The decreased net loss compared to the first quarter of 2011 is primarily due to a deferred income tax recovery of $840,052 in the current quarter (March 31, 2011: Nil).  During the quarter the Company recorded $375,856 (March 31, 2011: $501,005) of share based payment expense relating to stock options vesting to employees and consultants in the period.  No stock options were granted during the period (March 31, 2011: nil). Shareholder relations expenses during the quarter amounted to $209,691 (2011: $57,733).  The increase over 2011 was the result of increased local and foreign marketing activities.  Interest income earned in the current quarter decreased to $71,180 (2011: $107,370), reflecting lower cash balances on hand during the current period.

OUTLOOK

Minera Juanicipio

In the three months ended March 31, 2012, Minera Juanicipio completed 8,330 metres of drilling on the property representing approximately 23% of the drilling budget proposed for the year.  Currently, eight drills continue in operation on the property.

A technical study commissioned by Minera Juanicipio for the development of a ‘standalone’ underground silver mine on the Juanicipio property is being prepared by AMC Mining Consultants (Canada) Ltd (the “AMC Study”).  The AMC Study is in the final review stages and is expected to be released during the second quarter of 2012.  The AMC Study will comply with Canadian NI 43-101 standards and will be issued as an Updated Preliminary Economic Assessment based on both Indicated and Inferred Resources.  This high level economic assessment will provide an important catalyst for MAG and open a pathway for the next step in the development of the Valdecañas Vein and the Juanicipio property. It is anticipated that the 2012 Minera Juanicipio budget will be reviewed and amended to reflect the recommendations in the final AMC Study.

Cinco de Mayo

The Company originally planned to expend $3.5 million in 2012 at Cinco de Mayo (including Pozo Seco and Jose Manto) to complete 15,000 metres of drilling to delineate the mineralized corridor in the ‘Bridge Zone’ between the Jose Manto and Cinco Ridge.  As current results continue to demonstrate strong continuity of massive sulphide mineralization in the Bridge Zone, the Company has increased its planned expenditures by a further $2 million for the 2012 year (total of $5.5 million) to accelerate the determination of width and continuity for the mineralized zone and to pin point where mineralization in the manto is thickest.  This work will be utilized towards the completion of an initial silver, lead and zinc resource estimate, expected by the end of the third quarter of 2012, and the initiation of a Preliminary Economic Assessment for this property.

About MAG Silver Corp. (www.magsilver.com )
MAG is focused on district scale projects located within the Mexican Silver Belt. Our mission is to become one of the premier companies in the silver mining industry.  MAG is conducting ongoing exploration of its portfolio of 100% owned properties in Mexico including a silver, lead and zinc discovery and a moly-gold discovery at its 100% owned Cinco de Mayo property in Chihuahua State.  MAG and Fresnillo plc are jointly developing the Valdecañas Deposit on the Juanicipio Joint Venture in Zacatecas State.  MAG is based in Vancouver, British Columbia, Canada.  Its common shares trade on the TSX under the symbol MAG and on the NYSE MKT under the symbol MVG.

On behalf of the Board of
MAG SILVER CORP.

"Larry Taddei"

Chief Financial Officer

For further information on behalf of MAG Silver Corp. Contact Gordon Neal, VP Corp. Development
Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 681-0894

Neither the Toronto Stock Exchange nor the NYSE MKT has reviewed or accepted responsibility for the accuracy or adequacy of this press release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts are forward looking statements, including statements that address future mineral production, reserve potential, exploration drilling, exploitation activities and events or developments. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the Company’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.

Cautionary Note to Investors Concerning Estimates of Indicated Resources

This press release uses the term "Indicated Resources".  MAG advises investors that although this term is recognized and required by Canadian regulations (under National Instrument 43-101 - Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize this term. Investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

This press release uses the term "Inferred Resources". MAG advises investors that although this term is recognized and required by Canadian regulations (under National Instrument 43-101—Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize this term. Investors are cautioned not to assume that any part or all of the mineral deposits in this category will ever be converted into reserves. In addition, "Inferred Resources" have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under Canadian National Instrument 43-101. Investors are cautioned not to assume that part or all of an Inferred Resource exists, or is economically or legally mineable.

Please Note:
Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov/edgar/searchedgar/companysearch.html